Algonquin Power & Utilities Corp. Announces First Quarter 2012 Financial Results	EXHIBIT 99.2

TORONTO, May 10, 2012 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the first quarter ended March 31, 2012.

First Quarter Financial Highlights:

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For the first quarter of 2012, revenue was $64.4 million as compared to $71.1 million in the first quarter of 2011. The decrease in revenue over the same period in 2011 is primarily the result of lower electricity sales from Liberty Utilities (West), lower power sales and rates at Algonquin Power Co.’s (“APCo”) Windsor Locks co-generation facility, and the Sanger co-generation facility being off-line for planned major maintenance.

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Adjusted EBITDA (“Adjusted EBITDA”) was $23.3 million in the first quarter of 2012 as compared to $26.9 million in the first quarter of 2011. The decrease in Adjusted EBITDA is primarily related to the performance of Liberty Utilities (West) where a warm winter reduced electricity consumption and lower power pricing affected revenues at APCo’s northeastern U.S. generating stations.

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APUC reported adjusted net earnings of $5.5 million or $0.04 per share in the first quarter of 2012 as compared to adjusted net earnings of $5.3 million or $0.05 per share in the first quarter of 2011.

Performance, Operational, and Growth Highlights:

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In the first quarter of 2012, APCo’s Quebec region experienced significantly higher than long-term average resources, and the Manitoba, Maritime and Western regions experienced resources slightly higher than long-term averages, while the Saskatchewan, Ontario and New York regions experienced resources slightly below long-term averages.

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During the first quarter, the rate regulated water businesses owned by Liberty Utilities experienced revenue increases in both its water distribution and wastewater treatment business of 13% and 2% respectively. The increases are primarily due to customer growth and the implementation of rate increases.

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Also during the first quarter, revenue from net energy sales generated by Liberty Utilities’ electric utility totalled U.S. $7.6 million as compared to $9.6 million in the same period of 2011. The decrease in revenue is primarily a result of decreased customer demand from a warmer than normal winter season.

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On March 9, 2012, APUC announced an acquisition by APCo of a majority interest in a 480 MW portfolio of four wind projects in the United States from Gamesa Corporación Tecnólogica, S.A. APCo will contribute $269 for a 51% ownership in the projects, which are located in Illinois, Texas, Iowa, and Pennsylvania. The projects have long term, fixed price power hedges with a weighted average life of 11.8 years, and 73% of energy revenues are to be earned under these contracts.

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On February 24, 2012, APUC redeemed $57 million of 6.35% Series 2A Convertible Debentures, representing the remaining issued and outstanding debentures by converting them into 9,836,520 APUC shares. With APUC’s lower cost of capital, redeeming the debentures for equity was an accretive transaction for APUC on both an earnings per share and cash flow per share basis, and further strengthens APUC’s investment grade balance sheet.

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On January 19, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility with a three year term. Initially, U.S. $40 million is available to support the current operations of Liberty Utilities, and the facility will increase to U.S. $100 million upon the first closing of either the New Hampshire acquisition or the mid-west gas utilities acquisitions.

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Also subsequent to the end of the quarter, Liberty Utilities made significant progress in the pending regulatory approval of its U.S. acquisitions in New Hampshire and the Mid-states. Management expects a decision on both acquisitions in the second quarter with closing to occur shortly thereafter.

“We are pleased with the progress made in the first quarter on our 2012 growth initiatives including the regulatory process with our utility acquisitions that is now nearing completion within the next 60 days”, commented Chief Executive Officer Ian Robertson. “Our operating results in the first quarter were affected by weather cyclicality where a warm winter impacted the performance of our Liberty Utilities (West) utility due to lower electricity consumption and in the east where lower power pricing impacted results at our Windsor Locks facility where a repowering project is nearing completion to reduce the effects of market power prices on our operation.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 11, 2012, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, May 11, 2012

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-877-974-0445 or Local 416-644-3415.

Conference ID#: 4529257

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4529257# from May 11, 2012 until May 25, 2012.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information: Kelly Castledine Algonquin Power & Utilities Corp. 2845 Bristol Circle, Oakville, Ontario, L6H 7H7 Telephone: (905) 465-4500 Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 21:20e 10-MAY-12